Exhibit 8.1

Name of Subsidiary	Country of Incorporation

Given Imaging Pty. Ltd.	Australia
Given Imaging, Inc.	Delaware
Given Imaging s.a.s.	France
Given Imaging GmbH	Germany
Given Imaging B.V.	Netherlands
Given Imaging K.K.	Japan
Given Imaging (Asia-Pacific) PTE Ltd.	Singapore
Given Imaging (Asia) Company Ltd.	Hong Kong
Given Imaging do Brazil Ltda.	Brazil
Given Imaging(Los Angeles) Holding Corporation	Delaware
Given Imaging (Los Angeles) LLC	Delaware
Given Imaging Vietnam Co., Ltd.	Vietnam
Endonetics, Inc.	California